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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1(a) NAME OF ISSUER (Please type or print) interCLICK, Inc.						(b) IRS ID NO. 01-0692341	(c) SEC FILE NO. 001-34523
(d) ADDRESS OF ISSUER 11 West 19 Street, 10th Floor, New York, NY 10011						(e) TELEPHONE (646) 722-6260
2 (a) NAME OF PERSON – FOR ACCOUNT SOLD Barry Honig			(b) IRS ID NO.	(c) RELATIONSHIP Director	(d) ADDRESS 595 S. Federal Hgwy., Ste. 600, Boca Raton, FL 33432
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through whom the Securities Are To Be Offered or Each Market Maker who Is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Broker-Dealer File Number
Common Stock	N.A *		0	N.A.	23.69 MN.	NA	Nasdaq

* On or about May 25, 2010, the reporting person filed a paper copy of a Form 144 amending its previous Form 144 to disclose that it had no intention of selling any more shares within the three months covered by the original Form 144.  The Form 144 was sent to the SEC via FedEx but the SEC cannot locate this filing. This Form 144 amends and supplements the paper copies of the Form 144s filed for 349,000 and 450,000 shares of common stock.  The reporting person sold 4,400 shares.  Due to the decline in the stock price, the reporting person has no intention of selling any more shares during the three month period covered by the original Form 144.

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
N.A.
INSTRUCTIONS:
1.  If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.  If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Barry Honig 595 S. Federal Highway Suite 600 Boca Raton, FL 33432	Common stock	May 13, 2010	4,400	19,708

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

DATE OF NOTICE June 9, 2010	(SIGNATURE) /s/ Barry Honig
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.  Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)